                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 11-K


                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1996

Commission file Number 0-11688

A.   American Ecology Corporation 401(k) Savings Plan

B.   American Ecology Corporation
     805 W Idaho Suite 200
     Boise ID 83702





                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                American Ecology Corporation 401(k) Savings Plan




Date  June 27, 1997             /s/ R.S. Thorn
      -------------             -------------------------
                                R.S. Thorn
                                As Trustee for the Plan

                              FINANCIAL STATEMENTS


                                     ------


                          AMERICAN ECOLOGY CORPORATION
                              401(K) SAVINGS PLAN


                                     ------


                           DECEMBER 31, 1996 AND 1995

TABLE OF CONTENTS

                                                                  Page No.
                                                                  --------
INDEPENDENT AUDITORS' REPORT ....................................    1

FINANCIAL STATEMENTS

  Statement of Net Assets Available for Benefits ................    3

  Statement of Changes in Net Assets Available
   for Benefits .................................................    4

  Notes to Financial Statements .................................    5

SUPPLEMENTAL INFORMATION

  Item 27a - Schedule of Assets Held for Investment Purposes ....   19

  Item 27d - Schedule of Reportable Transactions ................   22

                          INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
American Ecology Corporation 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1996 and 1995 and the related statement of changes in net assets available for benefits for the year then ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of American Ecology Corporation 401(k) Savings Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit were made for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ D. Jae Hallett
-------------------------------
by D. Jae Hallett, Partner
BALUKOFF, LINDSTROM & CO., P.A.
Boise, Idaho
June 20, 1997

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 1996 and 1995


ASSETS

                                                1996         1995
                                             ----------   ----------
Cash                                         $     --     $   36,906
Interest receivable                                --          1,868
Investments, at fair value
  Equity investment funds                     6,320,030    4,495,155
  Common stock of American
    Ecology Corporation                         158,406      189,703
  Bond fund                                      20,455      520,540
  Money market fund                           2,305,898      476,502
Investment in guaranteed
   interest accounts,
   at contract value                            579,497      381,588
Participant loans                               272,384         --
                                             ----------   ----------

                       TOTAL INVESTMENTS      9,656,670    6,063,488

Contributions receivable                        146,384      143,602
                                             ----------   ----------

                            TOTAL ASSETS      9,803,054    6,245,864

LIABILITIES

Administrative expenses payable                    --         87,058
Other liabilities                                  --          4,965
                                             ----------   ----------

                       TOTAL LIABILITIES           --         92,023
                                             ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS            $9,803,054   $6,153,841
                                             ==========   ==========




                             See accompanying notes

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 1996

ADDITIONS TO NET ASSETS ATTRIBUTED TO
   Investment income
     Net appreciation in fair value of investments     $    291,981
     Interest                                                48,156
     Dividends                                              173,410
                                                       ------------
                                                            513,547

   Contributions
     Employer                                               268,746
     Employee                                               668,121
     Employee rollover                                       35,252
                                                       ------------
                                                            972,119

   Plan Merger with American Ecology Retirement Plan      4,656,067
                                                       ------------

                          TOTAL ADDITIONS                 6,141,733

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
   Withdrawals and benefit payments                       2,503,795
   Administrative expenses and other                        (11,275)
                                                       ------------

                          TOTAL DEDUCTIONS                2,492,520
                                                       ------------

NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                           3,649,213

NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                                      6,153,841
                                                       ------------

      NET ASSETS AVAILABLE FOR BENEFITS,
                              END OF YEAR              $  9,803,054
                                                       ============




                             See accompanying notes

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995




NOTE A - DESCRIPTION OF THE PLAN

General

American Ecology Corporation 401(k) Savings Plan ("the Plan"), was adopted effective January 1, 1987, as a defined contribution plan. The Plan covers all employees of American Ecology Corporation and its subsidiaries ("the Company"), hired in a job category which will result in 1,000 hours of service during any consecutive 12-month period and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan agreement for a more complete description of the Plan. An administrative committee, appointed by the board of directors of the Company, is responsible for the general administration of the Plan. The administrative committee appoints a member of the administrative committee to serve as Plan administrator. The administrative committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan, decide on all questions of eligibility and the status and rights of participants and direct disbursements of benefits in accordance with the provisions of the Plan. Prior to May 1, 1995, the administrative committee appointed three employees of the Company as trustees who had the authority to control the assets of the Plan in accordance with the terms of the Plan.
During this period, Alex Brown & Sons Incorporated (Alex Brown), was appointed as custodian of the Plan's assets authorizing Alex Brown to manage the Plan's assets.

During the period May 1, 1995 through November 20, 1996 the administrative committee appointed Hand and Associates as recordkeeper and American Industries Trust Company as trustee of the plan. As plan trustees, American Industries Trust Company had the authority to control the assets of the Plan in accordance with the terms of the Plan.

Effective November 20, 1996, the administrative committee appointed PGG&R as plan administrator, Manulife Financial as recordkeeper of the plan, and Fleet Investment Advisors as the trustee of the Plan. As plan trustees, Fleet Investment Advisors has the authority to control the assets of the Plan in accordance with the terms of the Plan.

Effective November 20, 1996, the Plan merged with the American Ecology Corporation Retirement Plan into a single plan known exclusively as the American Ecology Corporation 401(k) Savings Plan. Transfer of the American Ecology Corporation Retirement Plan assets of $4,656,067 occurred on December 12, 1996.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995


Employee Contributions

Through November 20, 1996, participants could elect to defer any whole percentage up to 10 percent of their compensation. As of November 20, 1996 the Plan was amended to allow participants to defer up to 15 percent of their compensation as defined by the Plan, up to the maximum deferrable amount allowed by the Internal Revenue Service (IRS). Participant contributions are fully vested and nonforfeitable. Participants may elect to deposit their contributions in any of the investment options available.

Employer Contributions

The Company also contributes a matching amount on behalf of each participant equal to 55 percent of the amount of compensation deferred by each participant for the calendar quarter not exceeding 6 percent of compensation. The Company's matching contributions are subject to the vesting schedule detailed below. Since January 1, 1993, the matching contributions have been directed by the participant.

Vesting

The vesting schedule is as follows on Company matching contributions and actual earnings thereon:


                                    Percentage of
             Service               Vested Interest
             -------               ---------------
             1 year                      20%
             2 years                     60
             3 years                    100


Participants vest immediately in their deferrals plus actual earnings thereon. The Plan provides for participants to be fully vested upon death, permanent disability or the attainment of age 65.

Investment Options

Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of the following investment options:

  Templeton Foreign Fund - seeks capital growth by investing in stocks and debt obligations of companies and governments principally outside the United States.

  Fidelity OTC Portfolio - seeks capital growth by investing primarily in securities traded in the over-the-counter securities market.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995





  Fidelity Advisor Equity Growth Fund - seeks capital growth by investing in common stock, preferred stock, and securities convertible to common stock with above average growth statistics.

  Phoenix Balanced Fund - seeks capital growth and conservation of capital by investing in common stocks and fixed-income securities such as U.S. Treasury obligations.

  Scudder Short-Term Bond Fund - seeks high level of income consistent with a high degree of principal stability by investing in high quality short-term bonds, including U.S. government securities and corporate debt securities.

  Alex Brown Cash Reserve Fund Prime Series - seeks preservation of capital and liquidity by investing in money market investments, including U.S. Treasury obligations.

  American Ecology Corporation Common Stock - invests in common stock of American Ecology Corporation.

  Manulife Money Market Fund - invests primarily in short-term debt holdings of the U.S. and Canadian Governments and their agencies, major bank certificates of deposit and high-quality commercial paper.

  Manulife High-Quality Bond Fund - invests in U.S. Treasury and Agency bonds and high -quality corporate bonds.

  Manulife Balanced Fund - seeks capital growth by investing in equity and fixed income securities.

  Manulife Index Stock Fund - invests in common stock, futures contracts and short term investments of companies that are on the Standard & Poor's 500 Stock Index.

  Manulife Capital Growth Stock Fund - seeks capital growth by investing in stocks of U.S. companies which have above-average growth rates and meet specific market capitalization levels.

  Manulife Growth Plus Stock Fund - invests in the stocks of U.S. companies which have above-average earnings growth rates.

  Manulife Selective Growth Stock Fund - invests in the stocks of U.S. companies which have above-average earning growth rates that do not do business with specified foreign countries.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995




  Manulife Emerging Growth Stock Fund - seeks capital growth by investing in stocks of a wide variety of small to medium-sized U.S. companies in such industries as health care, technology and consumer services.

  Manulife International Stock Fund - invests solely in shares of the T. Rowe Price International Stock Fund which invests in common stocks of foreign companies that have the potential for growth of capital or income or both.

  Manulife Growth & Income Fund - seeks growth by investing in shares of T. Rowe Price Growth & Income Fund which invests primarily in common stocks of companies that are expected to grow at a rate in excess of that of common stocks in general and are adequate to support a growing dividend.

  Manulife Income Fund - invests in shares of T. Rowe Price Spectrum Income Fund that invests in a diversified group of fixed income securities.

  Manulife Science & Technology Fund - invests in shares of T. Rowe Price Science & Technology Fund that normally invests a majority of its assets in domestic and foreign companies that seek to develop or use scientific and technological advances.

  Manulife Diversified Capital Fund - seeks growth by investing in shares of SoGen International Fund which invests in a diversified portfolio of assets of U.S. and foreign companies.

  Manulife Growth Opportunities Fund - invests in shares of the Fidelity Advisor Growth Opportunities Fund that invests in common stock and securities convertible into common stocks of companies with long-term growth potential.

  Manulife High-Yield Fund - seeks growth by investing in shares of the Fidelity Advisor High Yield Fund which invests in high-yielding non-investment grade, fixed-income, zero coupon securities, convertible securities and preferred stocks.

  Manulife Contra Fund - invests in shares of Fidelity Contra-fund which invests in undervalued common stocks and convertible securities in companies that are currently out of favor with the investing public.

  Manulife Foreign Fund - invests in shares of the Templeton Foreign Fund that invests in stocks primarily outside of the U.S.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995




  Manulife Mid-Cap Value Fund - seeks growth by investing in shares of the Mutual Beacon Fund that invests in common and preferred stocks that have been determined to be below their intrinsic values.

  Manulife Short-Term Government Fund - seeks growth by investing in shares of the Vanguard Fixed Income Securities Fund - Short Term Federal Portfolio which invests in high level of safety of principal.

  Manulife Mid-Cap Growth Fund - invests in shares of the AIM Constellation Fund which invests in a portfolio of primarily small to medium-sized stocks with strong earnings growth and earnings potential.

  Manulife Capital Appreciation Fund - invests in shares of the PBHG Growth Fund which invests in common stock of small to medium capitalization companies.

  Manulife Value Fund - seeks growth by investing in shares of Neuberger & Berman Guardian Trust which invests in common stock of well-established, high-quality companies considered to be undervalued in comparison to stocks of similar companies.

  Manulife Life Style Fund-Aggressive - seeks to maximize long-term growth by investing in Manulife's stock funds.

  Manulife Life Style Fund-Growth - seeks growth by investing in growth and undervalued stocks, as well as domestic and international.

  Manulife Life Style Fund-Balanced - seeks growth by investing in fixed income funds and stock funds.

  Manulife Life Style Fund-Moderate - seeks growth by investing in funds that emphasize capital preservation with a combination of income and modest capital growth.

  Manulife Life Style Fund-Conservative - seeks growth by investing in funds specializing in fixed income and stock funds.

  Manulife Guaranteed Interest Accounts - invested primarily in federal and other government bonds and commercial mortgages. Interest rates are established upon enrollment and guaranteed by Manulife as long as held to maturity, with a choice of 3, 5, or 10 year terms.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995




Prior to January 1993, the Company had entered into a group annuity contract with Principal Mutual Life Insurance Company ("PMLIC"). The Company and participants had several investment options under this contract and had utilized guaranteed interest accounts which bear interest at a rate in effect at the date of contribution as determined by PMLIC (composite rate of 5.59% and 8.39% at December 31, 1996 and 1995) and mature through December 31, 1997. The balances in the guaranteed interest accounts will remain in such accounts until maturity or withdrawal by the employee.

Participant Accounts

Each participant's account is credited with the Company's contributions and the Company's matching contributions. Dividend and interest income, net of administrative expenses with respect to each category of investments, is allocated quarterly to participants' accounts based upon their pro-rata share of the equity in each investment fund before such allocation. Forfeitures of terminated participant's nonvested benefits are applied to pay administrative expenses and reduce the Company's contributions to the Plan. As of December 31, 1996 the Plan had $305,051 of unused forfeitures.

Effective November 20, 1996 the Plan was amended to allow the Company to withdraw any excess forfeitures. No withdrawals were made from forfeitures during fiscal year 1996. Forfeitures were utilized during fiscal 1995 and 1996 to pay administrative expenses.

Payment of Withdrawals and Benefits

Upon normal retirement or death, vested benefits due to participants and their beneficiaries may be paid in the form of either a lump-sum distribution or fixed period annuities.

Terminated employees who have a vested balance greater than $3,500 and current employees who have discontinued contributions to the Plan are not required to withdraw amounts from their Plan accounts.

The Plan has provisions for hardship withdrawals from the participant's deferral account. Matching contributions and allocated earnings are not available for hardship withdrawals.

Expenses

Expenses of administering the Plan are the responsibility of the Plan. During the years ended December 31, 1996 and 1995, $40,285 and $92,023, respectively, of administrative expenses were paid by the Company on behalf of the Plan. At December 31, 1995 the plan administrator determined that payables of $87,058 were outstanding and owed to various vendors. Accordingly

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995



the related administrative expenses and liability were recorded. During 1996 these payables were paid directly by the Company. The plan administrator and the Company determined the continued recognition of the payables on the plan books was not necessary as the amount will be repaid to the Company through future forefeiture distributions. Accordingly, administrative expenses were reduced by $87,058 in 1996 to reflect this change.

Termination

Although the Company expects to continue the Plan indefinitely, the Company may terminate the Plan in whole or in part at any time upon giving written notice to all parties concerned. If the Plan is terminated, the account of each participant will be fully vested and nonforfeitable as of the effective date of the Plan termination.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment to the Participant Notes fund. Payments on loans are treated as a transfer from the Participant Notes fund to the investment. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 9.25% to 9.50%. Principal and interest is paid ratably through monthly payroll deductions.

Plan Amendments

The plan was amended as of November 20, 1996 requiring the employer contributions to be made in cash and not in Company stock. The amendment also allowed participants to receive excess Section 415 contribution amounts from their deferred contributions as opposed to returning excess employer contributions to the employer.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Investment Valuation and Income Recognition

Investments in guaranteed interest accounts are carried at contract value, which approximates principal amounts contributed to the accounts, plus accrued interest, less distributions from the contract. Investments in all other investment options are carried at their fair value measured and quoted market prices in active markets or by the contracted price. Investment income is recorded as earned.

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995





Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE C - GUARANTEED INTEREST ACCOUNTS

The guaranteed interest accounts held by the Plan are as follows:

                                                         December 31,
                                                       1996       1995
                                                       ----       ----
Guaranteed interest account with interest at
  rate in effect of date of contribution
  (rate of 5.75% as of December 31, 1996)
  maturing on December 31, 2005                      $ 10,314     $ --

Guaranteed interest account with interest at
  rate in effect of date of contribution
  (rate of 5.25% as of December 31, 1996)
  maturing on December 31, 1998                        40,874       --

Guaranteed interest account with interest at
  rate in effect of date of contribution
  (rate of 5.45% as of December 31, 1996)
  maturing on December 31, 2000                        20,674       --

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995



                                                         December 31,
                                                       1996       1995
                                                       ----       ----
Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rates of 8.15% to 8.30% at December 31, 1995),
  maturing on December 31, 1995                          --      280,342

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rates of 7.00% to 7.08% at December 31, 1995),
  maturing on September 30, 1996                         --        1,730

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 6.57% at December 31, 1996 and 1995),
  maturing on December 31, 1996                        52,360       --

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 8.53% at December 31, 1996 and 1995),
  maturing on December 31, 1997                       447,039       --

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rate of 6.85% at December 31, 1996 and 1995),
  maturing on December 31, 1996                        80,098     98,091

Guaranteed interest account with interest at
  rate in effect at date of contribution
  (rates of 5.78% to 5.92% at December 31, 1995),
  maturing on September 30, 1997                         --        1,425
                                                     --------   --------

                                                     $651,359   $381,588
                                                     ========   ========


NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 7, 1988, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan

                AMERICAN ECOLOGY CORPORATION 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 1996 and 1995



administrator believes the Plan was qualified and the related trust was tax-exempt as of December 31, 1996.

NOTE E - PLAN SPONSOR GOING CONCERN

The Company issued its latest audited financial statements as of December 31, 1996. Included in the independent auditor's report was a paragraph regarding the substantial doubt about the Company's ability to continue as a going concern. Failure of the Company to continue as a going concern could ultimately affect the Plan.

NOTE F - SUBSEQUENT EVENTS

Effective February 1, 1997, the Plan was amended that requires an employer contribution equal to five percent of the compensation not in excess of his excess compensation of each union participant who is eligible to share under the Plan, plus ten percent of such compensation in excess of such union participant's excess compensation. Excess compensation is defined as compensation exceeding the social security taxable wage base in effect at the beginning of the Plan year.

On May 27, 1997 the IRS made a favorable determination on the Plan for all amendments adopted through November 20, 1996.

NOTE G - PARTICIPANT DATA

Following is the statement of changes in net assets available for benefits by fund at December 31, 1996:

                American Ecology Corporation 401(k) Savings Plan
                       Statement of Changes in Net Assets
                      For the year ended December 31, 1996

                                                                               Participant directed
                                   ------------------------------------------------------------------------------------------------
                                    Templeton     Fidelity       Fidelity       Phoenix        Scudder       Alex
                                    Foreign          OTC         Advisors      Balanced      Short-term      Brown       Lifestyle
                                      Fund        Portfolio      Equity GR       Fund          Bond Fund     Prime       Conserve
                                   ------------------------------------------------------------------------------------------------
ADDITIONS

Investment income (loss)
  Net appreciation (loss)          $    72,718   $    79,081   $   249,026   $    62,879   $    (9,082)  $        --   $       (10)
  Interest                               1,239         2,837         3,957         2,129           900        21,902            --
  Dividends                             37,245        78,533         9,384        18,422        26,446            --            --
                                   ------------------------------------------------------------------------------------------------

Subtotal                               111,202       160,451       262,367        83,430        18,264        21,902           (10)

Contributions
  Employer                               4,616         5,622        11,066         5,779         2,016         2,906           676
  Employee                              75,353        91,787       180,668        94,350        32,922        47,438         2,239
  Rollover                                  --            --        15,233            --            --            --            --
                                   ------------------------------------------------------------------------------------------------

Subtotal                                79,969        97,409       206,967       100,129        34,938        50,344         2,915
                                   ------------------------------------------------------------------------------------------------

Interfund transfers and
  plan merger                         (605,487)     (843,309)   (1,390,994)     (835,616)     (361,282)     (265,800)      169,239
                                   ------------------------------------------------------------------------------------------------

Total additions                       (414,316)     (585,449)     (921,660)     (652,057)     (308,080)     (193,554)      172,144

DEDUCTIONS

Withdrawals and benefit payments       333,519       353,044       827,742       407,368       212,460       282,948            --
Administrative expenses and other           --            --            --            --            --            --            --
                                   ------------------------------------------------------------------------------------------------

Total deductions                       333,519       353,044       827,742       407,368       212,460       282,948            --

Net increase (decrease) during
  year                                (747,835)     (938,493)   (1,749,402)   (1,059,425)     (520,540)     (476,502)      172,144

Net assets available for benefits
  beginning of year                    747,835       938,493     1,749,402     1,059,425       520,540       476,502            --
                                   ------------------------------------------------------------------------------------------------

Net assets available for benefits
  end of year                      $        --   $        --   $        --   $        --   $        --   $        --   $   172,144
                                   ================================================================================================

                                                                    Participant directed
                                     ----------------------------------------------------------------------------
                                                                                         Guaranteed    Guaranteed
                                        Lifestyle    Lifestyle    Lifestyle  Lifestyle    Interest      Interest
                                        Moderate     Balance       Growth    Aggressive      3 yr          5 yr
                                     ----------------------------------------------------------------------------
ADDITIONS

Investment income (loss)
  Net appreciation (loss)            $        26  $     2,915  $     2,522  $     1,531  $       129  $        85
  Interest                                    --           --           --           --           --           --
  Dividends                                   --           --           --           --           --           --
                                     ----------------------------------------------------------------------------

Subtotal                                      26        2,915        2,522        1,531          129           85

Contributions
  Employer                                   342        5,058        8,204        3,007            3          522
  Employee                                   957       12,025       19,966        7,828            4        1,312
  Rollover                                    --           --           --           --           --           --
                                     ----------------------------------------------------------------------------

Subtotal                                   1,299       17,083       28,170       10,835            7        1,834
                                     ----------------------------------------------------------------------------
Interfund transfers and
  plan merger                             32,162    1,136,635    1,385,202      539,506       40,738       24,168
                                     ----------------------------------------------------------------------------

Total additions                           33,487    1,156,633    1,415,894      551,872       40,874       26,087

DEDUCTIONS

Withdrawals and benefit payments              --          785        1,801           --           --        5,413
Administrative expenses and other             --           --           --           --           --           --
                                     ----------------------------------------------------------------------------

Total deductions                              --          785        1,801           --           --        5,413

Net increase (decrease) during
  year                                    33,487    1,155,848    1,414,093      551,872       40,874       20,674

Net assets available for benefits
  beginning of year                           --           --           --           --           --           --
                                     ----------------------------------------------------------------------------

Net assets available for benefits
  end of year                        $    33,487  $ 1,155,848  $ 1,414,093  $   551,872  $    40,874  $    20,674
                                     ============================================================================

                American Ecology Corporation 401(k) Savings Plan
                       Statement of Changes in Net Assets
                      For the year ended December 31, 1996

                                                                            Participant directed
                                   -------------------------------------------------------------------------------------------
                                    Guaranteed
                                     Interest      Money        ST     Hi-Qual             High-Yield   Diversified
                                       10 yr       Market      Govt      Bond      Income     Fund        Capital    Balanced
                                   -------------------------------------------------------------------------------------------
ADDITIONS

Investment income (loss)
  Net appreciation (loss)          $      50    $    7,033    $  2    $   (56)    $   217   $  1,283    $   367    $  (252)
  Interest                                --            --      --         --          --         --         --         --
  Dividends                               --            --      --         --          --         --         --         --
                                   -------------------------------------------------------------------------------------------

Subtotal                                  50         7,033       2        (56)        217      1,283        367       (252)

Contributions
  Employer                               166         7,361      11         55         333        686        210        185
  Employee                               302        17,279      28        117         727      1,882        582        451
  Rollover                                --        20,019      --         --          --         --         --         --
                                   -------------------------------------------------------------------------------------------

Subtotal                                 468        44,659      39        172       1,060      2,568        792        636
                                   -------------------------------------------------------------------------------------------

Interfund transfers and
  plan merger                          9,796     2,255,718     598     20,339      59,666    120,060     75,609     24,703
                                   -------------------------------------------------------------------------------------------

Total additions                       10,314     2,307,410     639     20,455      60,943    123,911     76,768     25,087

DEDUCTIONS

Withdrawals and benefit payments          --         1,512      --         --          54        406         --         --
Administrative expenses and other         --            --      --         --          --         --         --         --
                                   -------------------------------------------------------------------------------------------

Total deductions                          --         1,512      --         --          54        406         --         --

Net increase (decrease) during
  year                                10,314     2,305,898     639     20,455      60,889    123,505     76,768     25,087

Net assets available for benefits
  beginning of year                       --            --      --         --          --         --         --         --
                                   -------------------------------------------------------------------------------------------

Net assets available for benefits
  end of year                      $  10,314    $2,305,898    $639    $20,455     $60,889   $123,505    $76,768    $25,087
                                   ===========================================================================================


                                                                     Participant directed
                                   --------------------------------------------------------------------------------

                                     Growth &     Value      Mid-cap    Index      Capital      Growth      Select
                                      Income      Fund        Value     Stock      Growth        Plus       Growth
                                   --------------------------------------------------------------------------------
ADDITIONS

Investment income (loss)
  Net appreciation (loss)          $ (2,043)   $   (614)   $     --   $ (2,848)    $  (921)    $  (936)    $  (355)
  Interest                               --          --          --         --          --          --        --
  Dividends                              --          --          --         --          --          --        --
                                   --------------------------------------------------------------------------------

Subtotal                             (2,043)       (614)         --     (2,848)       (921)       (936)       (355)

Contributions
  Employer                            1,818         592          --      1,605         576         619         199
  Employee                            4,252       1,577          --      4,311       1,362       1,296         476
  Rollover                               --          --          --         --          --          --        --
                                   --------------------------------------------------------------------------------

Subtotal                              6,070       2,169          --      5,916       1,938       1,915         675
                                   --------------------------------------------------------------------------------

Interfund transfers and
  plan merger                       337,970     108,484     101,936    152,670      62,877      81,324      31,562
                                   -------------------------------------------------------------------------------

Total additions                     341,997     110,039     101,936    155,738      63,894      82,303      31,882

DEDUCTIONS

Withdrawals and benefit payments        382          54          --        282         168         220        --
Administrative expenses and other        --          --          --         --          --          --        --
                                   -------------------------------------------------------------------------------

Total deductions                        382          54          --        282         168         220        --

Net increase (decrease) during
  year                              341,615     109,985     101,936    155,456      63,726      82,083      31,882

Net assets available for benefits
  beginning of year                      --          --          --         --          --          --        --
                                   -------------------------------------------------------------------------------

Net assets available for benefits
  end of year                      $341,615    $109,985    $101,936   $155,456     $63,726     $82,083     $31,882
                                   ===============================================================================

                American Ecology Corporation 401(k) Savings Plan
                       Statement of Changes in Net Assets
                      For the year ended December 31, 1996

                                                                  Participant directed
                                  -----------------------------------------------------------------------------

                                       Growth                                Int'l      Mid-cap     Capital
                                       Oppor        Contra     Foreign       Stock      Growth      Apprec
                                  -----------------------------------------------------------------------------
ADDITIONS

Investment income (loss)
  Net appreciation (loss)           $  (3,704)   $  (1,800)    $  1,234   $   1,774    $    437    $  4,920
  Interest                                 --           --           --          --          --          --
  Dividends                                --           --           --          --          --          --
                                  -----------------------------------------------------------------------------

Subtotal                               (3,704)      (1,800)       1,234       1,774         437       4,920

Contributions
  Employer                              1,952        2,787          754         759       2,486       4,646
  Employee                              4,983        7,409        1,959       2,028       6,510      12,272
  Rollover                                 --           --           --          --          --          --
                                  -----------------------------------------------------------------------------

Subtotal                                6,935       10,196        2,713       2,787       8,996      16,918
                                  -----------------------------------------------------------------------------

Interfund transfers and
  plan merger                         255,610      443,922       92,142     104,154     272,568     252,820
                                  -----------------------------------------------------------------------------

Total additions                       258,841      452,318       96,089     108,715     282,001     274,658

DEDUCTIONS

Withdrawals and benefit payments          667          464           --         293         225          --
Administrative expenses and other          --           --           --          --          --          --
                                  -----------------------------------------------------------------------------

Total deductions                          667          464           --         293         225          --

Net increase (decrease) during
  year                                258,174      451,854       96,089     108,422     281,776     274,658

Net assets available for benefits
  beginning of year                        --           --           --          --          --          --
                                  -----------------------------------------------------------------------------

Net assets available for benefits
  end of year                       $ 258,174    $ 451,854     $ 96,089   $ 108,422    $281,776    $274,658
                                  =============================================================================

                                                                                                  Non-
                                                                                               participant
                                                        Participant directed                    directed
                                  ----------------------------------------------------------   -----------
                                                                                    American    Guaranteed
                                   Emerging     Science &             Participant   Ecology      Interest
                                   Growth      Technology     Other    Note Rec     Common       Account       Total
                                  ----------------------------------------------------------   -----------  ---------
ADDITIONS

Investment income (loss)
  Net appreciation (loss)          $   539    $ (2,475)   $       6     $     --   $(171,697)    $     --  $  291,981
  Interest                              --          --       (1,868)       3,405         453       13,202      48,156
  Dividends                             --          --        3,380           --          --           --     173,410
                                  -----------------------------------------------------------------------------------

Subtotal                               539      (2,475)       1,518        3,405    (171,244)      13,202     513,547

Contributions
  Employer                             256       3,395         (502)          --     187,980           --     268,746
  Employee                             637       8,658        3,650           --      18,524           --     668,121
  Rollover                              --          --           --           --          --           --      35,252
                                  -----------------------------------------------------------------------------------

Subtotal                               893      12,053        3,148           --     206,504           --     972,119
                                  -----------------------------------------------------------------------------------

Interfund transfers and
  plan merger                       34,697     230,474       35,125      268,978     (27,195)     224,298   4,656,067
                                  -----------------------------------------------------------------------------------

Total additions                     36,129     240,052       39,791      272,383       8,065      237,500   6,141,733

DEDUCTIONS

Withdrawals and benefit payments        --          --           --           --      34,397       39,591   2,503,795
Administrative expenses and other       --          --      (16,240)          --       4,965           --     (11,275)
                                  -----------------------------------------------------------------------------------

Total deductions                        --          --      (16,240)          --      39,362       39,591   2,492,520

Net increase (decrease) during
  year                              36,129     240,052       56,031      272,383     (31,297)     197,909   3,649,213

Net assets available for benefits
  beginning of year                     --          --       90,353           --     189,703      381,588   6,153,841
                                  -----------------------------------------------------------------------------------

Net assets available for benefits
  end of year                      $36,129    $240,052    $ 146,384     $272,383   $ 158,406     $579,497  $9,803,054
                                  ===================================================================================

                            SUPPLEMENTAL INFORMATION

                          AMERICAN ECOLOGY CORPORATION
                                EIN:  95-3889638
                              401(k) SAVINGS PLAN
                                PLAN NUMBER 003
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1996





                                                                      Current
  Identity of Issue               Description             Cost         Value
  -----------------               -----------             ----        -------
  Manulife Lifestyle              Conservative          $  172,154   $  172,144

  Manulife Lifestyle              Moderate                  33,462       33,487

  Manulife Lifestyle              Balanced               1,152,934    1,155,848

  Manulife Lifestyle              Growth                 1,411,571    1,414,093

  Manulife Lifestyle              Aggressive               550,342      551,872

  Manulife Money Market           Conservative           2,298,864    2,305,898

  Vanguard                        Short Term
                                  Federal Portfolio            638          639

  Manulife High-Quality
   Bond Fund                      Bonds                     20,511       20,455

  T. Rowe Price
  Spectrum Income                 Fixed Income
                                  Securities                60,672       60,889

  Fidelity Institutional
    Retirement Services           Advisor High Yield
    Company                       Fund                     122,221      123,505

  Fidelity Institutional
    Retirement Services           Advisor Diversified
    Company                       Capital Fund              76,402       76,768

  Manulife Balanced               Balanced Fund             25,339       25,087

                          AMERICAN ECOLOGY CORPORATION
                                EIN:  95-3889638
                              401(k) SAVINGS PLAN
                                PLAN NUMBER 003
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1996




                                                                       Current
  Identity of Issue               Description             Cost          Value
  -----------------               -----------             ----         -------
  T. Rowe Price
  Growth & Income              Common Stock              343,658        341,615

  Manulife Value Fund          Guardian Trust            110,599        109,985

  Manulife Mid-Cap Fund        Common/Preferred          101,936        101,936

  Manulife Index Stock         S&P's 500 Stock Index     158,305        155,456

  Manulife Capital Growth      Stock Fund                 64,647         63,726

  Manulife Growth Plus         Stock Fund                 83,019         82,083

  Manulife Selective Growth    Stock Fund                 32,237         31,882

  Fidelity Institutional
    Retirement Services        Advisor Growth
    Company                    Opportunities Fund        261,877        258,174

  Fidelity Institutional
    Retirement Services        Advisor Contrafund        453,654        451,854
    Company

  Templeton Funds, Inc.        Foreign Fund               94,855         96,089

  T. Rowe Price                International Stock       106,648        108,422

  AIM Constellation            Mid-cap Growth            281,339        281,776

  PBHG                         Growth Fund               269,738        274,658

  Manulife Emerging Growth     Stock Fund                 35,589         36,129

  T. Rowe Price
  Science & Technology         Fund                      242,529        240,052


                          AMERICAN ECOLOGY CORPORATION
                                EIN:  95-3889638
                              401(k) SAVINGS PLAN
                                PLAN NUMBER 003
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1996



                                                                     Current
  Identity of Issue               Description             Cost        Value
  -----------------               -----------             ----       -------
   *American Ecology
      Corporation                 Common Stock           381,450     158,406

   Principal Mutual Life
    Insurance Company:
      Maturing December 31, 1996
        with an interest rate of 6.57%                    52,360      52,360
      Maturing December 31, 1997
        with an interest rate of 8.53%                   446,122     447,039
      Maturing December 31, 1996
        with an interest rate of 6.85%                    80,098      80,098

    Manulife GICS
      Maturing December 31, 1998,
        with interest rates of 5.21%
        to 5.25%                                          40,521      40,874
      Maturing December 31, 2000,
        with interest rates of 5.45%
        to 5.55%                                          20,317      20,674
      Maturing December 31, 2005,
        with an interest rate of 5.75%
        to 5.77%                                           9,913      10,314
                                                      ----------  ----------

    Borrower                      Participant loans
                                  9.25-9.50%                  --     272,383
                                                      ----------  ----------

   TOTAL ASSETS HELD FOR INVESTMENT
    PURPOSES                                          $9,559,781  $9,656,670
                                                      ==========  ==========


*Known party in interest

                          American Ecology Corporation
                                EIN: 95-3889638
                              401(k) Savings Plan
                 Item 27d - Schedule of Reportable Transactions
                                Plan Number 003
                      For the year ended December 31, 1996

                                                                                                   Current Value
                                                                                                     of asset      Net
                                                                Purchase    Selling       Cost of    at date of   Gain
Identity of Party Involved               Description              Price      Price         Asset    transaction  \(Loss)
----------------------------------- ------------------------   ----------  ----------   ----------  -----------  -------

Category (i):  A single transaction in excess of 5% of plan assets

Phoenix Equity Planning
     Corporation                    Phoenix Series Balance     $      --   $  754,799   $  701,026  $  754,799  $ 53,773


Fidelity Institutional Retirement
     Services Company               Fidelity Advisors Grow            --    1,312,115    1,131,772   1,312,115   180,343



Alex Brown &  Sons                  Alex Brown Prime                  --    4,264,880    4,264,880   4,264,880       --
                                                                1,266,417         --     1,266,417   1,266,417       --
                                                                2,667,420         --     2,667,420   2,667,420       --


Fidelity Institutional Retirement
     Services Company                Fidelity OTC                     --      863,688      790,533     863,688    73,155



Scudder                              Scudder                          --      402,729      407,475     402,729    (4,746)



Templeton Funds, Inc.                Templeton Foreign Fund           --      600,505      550,934     600,505    49,571


Manulife Financial Savings
& Retirement Services                Lifestyle-Aggresive          537,910         --       537,910     537,910       --


Manulife Financial Savings
& Retirement Services                Lifestyle-Balanced         1,133,832         --     1,133,832   1,133,832       --


Manulife Financial Savings
& Retirement Services                Contra Fund                  341,824         --       341,824     341,824       --


Manulife Financial Savings
& Retirement Services                Growth & Income Fund       1,385,571         --     1,385,571   1,385,571       --


Manulife Financial Savings
& Retirement Services                Money Market Fund          2,220,242         --     2,220,242   2,220,242       --

                                                                                                   Current Value
                                                                                                     of asset      Net
                                                                Purchase    Selling       Cost of    at date of   Gain
Identity of Party Involved              Description               Price      Price         Asset    transaction  \(Loss)
----------------------------------- ----------------------     ----------  ----------   ----------  -----------  -------

Category (iii):  A series of transactions in excess of 5% of plan assets

Manulife Financial Savings
& Retirement Services                Lifestyle-Aggresive           557,224        --      557,224     557,224        --


Manulife Financial Savings
& Retirement Services                Lifestyle-Balanced          1,165,713        --     1,165,713   1,165,713       --


Manulife Financial Savings
& Retirement Services                Contra Fund                   461,281        --       461,281     461,281       --


Manulife Financial Savings
& Retirement Services                Growth & Income Fund          348,768        --       348,768     348,768       --



Manulife Financial Savings
& Retirement Services                Lifestyle-Growth            1,430,607        --     1,430,607   1,430,607       --


Manulife Financial Savings
& Retirement Services                Money Market Fund           2,304,953        --     2,304,953   2,304,953       --


Fidelity Institutional Retirement
     Services Company                Fidelity Advisors Grow            --   2,292,519    2,043,493   2,292,519   249,026



Alex Brown &  Sons                   Alex Brown Prime            4,129,708        --     4,129,708   4,129,708       --
                                                                       --   4,601,090    4,601,090   4,601,090       --


Fidelity Institutional Retirement
     Services Company                Fidelity OTC                      --   1,327,934    1,248,853   1,327,934    79,081


Phoenix Equity Planning
     Corporation                     Phoenix Series Balance            --   1,272,070    1,209,191   1,272,070    62,879



Scudder                              Scudder                           --     667,216      676,298     667,216    (9,082)



Templeton Funds, Inc.                Templeton Foreign Fund            --   1,013,734      941,016   1,013,734    72,718

A reportable transaction represents a transaction, or series of transactions in the same security involving an aggregate amount in excess of 5% of the Plan asse There were no category (ii) or (iv) reportable tranactions during 1996.